UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 2)

Axion International Holdings, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 05462D101
(CUSIP Number) Richard Rosenblum c/o Harborview Advisors LLC 850 Third Avenue, Suite 1801 New York, NY 10022 (646) 218-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No. - 05462D101

1		NAME OF REPORTING PERSON Harborview Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,0001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 338,0001
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,0001
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

1 Comprised of: (i) 100,000 shares that may be acquired pursuant to an Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010 (the “2010 Warrant”); (ii) 100,000 shares that may be acquired pursuant to a Purchase Warrant, issued on July 21, 2009 (the “2009 Warrant”); and (iii) 138,000 shares that may be acquired pursuant to an Amended and Restated 8.75% Convertible Debenture Due December 31, 2010, issued on September 26, 2008, amended and restated on March 31, 2009, and amended on July 22, 2009 and January 25, 2011 (the “8.75% Debenture”).

CUSIP No. - 05462D101

1		NAME OF REPORTING PERSON Harborview Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,0002
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 338,0002
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,0002
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON CO

2 Comprised of: (i) 100,000 shares that may be acquired pursuant to the 2010 Warrant; (ii) 100,000 shares that may be acquired pursuant to the 2009 Warrant; and (iii) 138,000 shares that may be acquired pursuant to the 8.75% Debenture.

CUSIP No. - 05462D101

1		NAME OF REPORTING PERSON Harborview Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 586,9503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 586,9503
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,9503
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON CO

3 Comprised of shares of outstanding Common Stock.

CUSIP No. - 05462D101

1		NAME OF REPORTING PERSON Richard Rosenblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 924,9504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,9504
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,9504
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14		TYPE OF REPORTING PERSON IN

4 Comprised of: (i) 586,950 shares of outstanding Common Stock; (ii) 100,000 shares that may be acquired pursuant to the 2010 Warrant; (iii) 100,000 shares that may be acquired pursuant to the 2009 Warrant; and (iv) 138,000 shares that may be acquired pursuant to the 8.75% Debenture.

CUSIP No. - 05462D101

1		NAME OF REPORTING PERSON David Stefansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 924,9505
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,9505
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,9505
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14		TYPE OF REPORTING PERSON IN

5 Comprised of: (i) 586,950 shares of outstanding Common Stock; (ii) 100,000 shares that may be acquired pursuant to the 2010 Warrant; (iii) 100,000 shares that may be acquired pursuant to the 2009 Warrant; and (iv) 138,000 shares that may be acquired pursuant to the 8.75% Debenture.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 1”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on May 5, 2010, as amended by Amendment No. 1 thereto filed on May 11, 2010 (as amended, the “Schedule 13D”). This Amendment No. 2 is filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by the reporting persons and update Items 3, 4, 5 and 6. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Of the shares reported for Harborview Master Fund, (i) 100,000 are shares that may be acquired pursuant to an Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010 (the “2010 Warrant”); (ii) 100,000 are shares that may be acquired pursuant to a Purchase Warrant, issued on July 21, 2009 (the “2009 Warrant”) and (iv) 138,000 are shares that may be acquired pursuant to an Amended and Restated 8.75% Convertible Debenture Due December 31, 2010, issued on September 26, 2008, amended and restated on March 31, 2009, as amended by the First Amendment to the 8.75% Convertible Debenture, dated July 22, 2009 and the Second Amendment to the 8.75% Convertible Debenture, dated January 25, 2011 (the “8.75% Debenture”). The 2010 Warrant and the 2009 Warrant were issued for no extra payment in connection with prior financings.  The 8.75% Debenture was purchased from its initial holder for $172,500.  The source of funds used for the purchase of all these instruments was the available working capital funds of Harborview Master Fund.

The shares of Common Stock reported for Harborview Capital Management in this Schedule 13D were issued as compensation for certain consulting services provided by Harborview Capital Management to the Issuer.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock reported in this Schedule 13D for investment purposes.  The Reporting Persons previously reported their beneficial ownership of the Common Stock of the Issuer on Schedule 13G, initially filed on February 17, 2009 and amended on February 5, 2010.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

 Item 5(a), (b), (c) and (e) are amended and restated in their entirety as follows:

(a) (b) Harborview Master Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Master Fund Shares”). The Harborview Master Fund Shares are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Master Fund, and by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Advisors. By reason of these relationships, each of Harborview Master Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Master Fund Shares, and each of Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Master Fund Shares.

Harborview Capital Management is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Capital Management Shares”). The Harborview Capital Management Shares are also reported as beneficially owned by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Capital Management. By reason of these relationships, Harborview Capital Management is reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Capital Management Shares, and each of Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Capital Management Shares.

All percentages set forth in this statement are based on 23,305,704 shares of Common Stock reported as outstanding as of January 10, 2011 in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on January 12, 2011.

(c) On August 1, 2010, the Issuer repayed a 10% Convertible Promissory Note, issued to Harborview Master Fund on February 1, 2010 and amended and restated on February 22, 2010, that was previously convertible into 150,000 shares of Common Stock. In addition, on July 19, 2010, the Issuer issued Harborview Master 3,019 shares of Common Stock as payment of $3,773.44 of interest under the 8.75% Debenture. Transactions by the Reporting Persons in shares of Common Stock of the Issuer during the past 60 days consist of the following transactions effected by Harborview Master Fund:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
September 15, 2010	0	10,700	1.00321	Open market sale
September 16, 2010	0	17,388	1.00261	Open market sale
January 12, 2011	0	5,000	1.701	Open market sale
January 13, 2011	0	46,000	1.9121	Open market sale
January 13, 2011	0	1,000	1.951	Open market sale
February 4, 2011	0	1,492,619	02	Private distribution2

1 Price per share includes commissions.

2 On February 4, 2011, Harborview Master Fund distributed 187,322 shares of Common Stock of the Issuer to the shareholders of Harborview Capital Liquidating Partners, Ltd. and 1,305,295 shares of Common Stock of the Issuer to the members of Harborview Capital Liquidating Fund, LLC.

(e) On February 4, 2011, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Harborview Master Fund holds the 2010 Warrant.  The 2010 Warrant permits Harborview Master Fund to purchase 100,000 shares of Common Stock at a purchase price of $2.50 per share. The 2010 Warrant is exercisable by Harborview Master Fund, in whole or in part, on or before February 1, 2015. The 2010 Warrant contains customary anti-dilution provisions for stock splits, combinations and the like, as well as a net cashless exercise provision.

Harborview Master Fund also holds the 2009 Warrant.  The 2009 Warrant permits Harborview Master Fund to purchase 100,000 shares of Common Stock at a purchase price of $0.90 per share. The 2009 Warrant is exercisable by Harborview Master Fund, in whole or in part, on or before July 21, 2014. The 2009 Warrant contains customary anti-dilution provisions for stock splits, combinations and the like, as well as a net cashless exercise provision.

           Harborview Master Fund also holds the 8.75% Debenture.  The 8.75% Debenture has a principal amount of $172,500 and bears interest at an annual rate of 8.75%.  All principal is payable on January 31, 2012.  Interest is payable quarterly, in cash.  The principal under the 8.75% Debenture is convertible, at Harborview Master Fund’s option, at a conversion price of $1.25 per share, subject to customary anti-dilution provisions for stock splits, combinations and the like.  If the value of the Common Stock exceeds $2.50 for more than 30 consecutive trading days (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and similar transactions), the Issuer also has the right to force Harborview Master Fund to convert some or all of the principal amount plus accrued but unpaid interest and liquidated damages and other amounts due.  The 8.75% Debenture is not convertible to the extent that after giving effect to the conversion, the holder (together with its affiliates, and any other person or entity acting as a group together with such holder or any of its affiliates) would beneficially own more than 9.99% of the number of shares of the Common Stock of the Issuer outstanding immediately after such conversion.

Harborview Capital Management is a party to a Financial Advisor and Consulting Agreement for Axion International Holdings, dated February 1, 2010, by and between Harborview Capital Management and the Issuer (the “Advisor Agreement”).  Pursuant to the Advisor Agreement, Harborview Capital Management is engaged to act as financial advisor and consultant to the Issuer in connection with: (i) any potential recapitalization of the Issuer and (ii) the license or sale of some or all of the Issuer’s technology to a technology partner (as defined in the Advisor Agreement).  Harborview Capital Management was issued 200,000 shares of Issuer Common Stock as compensation under the Advisor Agreement.  Upon the successful closing of a transaction with a technology partner, fees to Harborview Capital Management would include a warrant to purchase shares of Issuer Common Stock based upon a percentage of the transaction value.

The foregoing descriptions of the 2010 Warrant, the 2009 Warrant, the 8.75% Debenture and the Advisor Agreement do not purport to be complete and are qualified in their entirety by reference to the 2010 Warrant, the 2009 Warrant, the 8.75% Debenture (including the First Amendment to the 8.75% Convertible Debenture, dated July 22, 1009, and the Second Amendment to the 8.75% Convertible Debenture, dated January 25, 2011) and the Advisor Agreement, which are filed as Exhibits 99.1 through 99.6 hereto and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1
Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010 (incorporated herein by reference from Exhibit 99.3 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.2
Purchase Warrant, issued on July 21, 2009 (incorporated herein by reference from Exhibit 99.4 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.3
Amended and Restated 8.75% Convertible Debenture Due December 31, 2010, issued on September 26, 2008 and amended and restated on March 31, 2009 (incorporated herein by reference from Exhibit 99.5 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.4
First Amendment to the 8.75% Convertible Debenture, dated July 22, 2009 (incorporated herein by reference from Exhibit 99.6 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.5	Second Amendment to the 8.75% Convertible Debenture, dated January 25, 2011.
99.6
Financial Advisor and Consulting Agreement for Axion International Holdings, dated February 1, 2010, by and between Harborview Capital Management, LLC and Axion International Holdings, Inc. (incorporated herein by reference from Exhibit 99.7 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.7	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.8 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 18, 2011

Harborview Master Fund, L.P.

By:	Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Advisors, LLC

By:	/s/Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Capital Management, LLC

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Richard Rosenblum

/s/ Richard Rosenblum

David Stefansky

/s/ David Stefansky

EXHIBITS

Exhibit	Description of Exhibit
99.1
Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010 (incorporated herein by reference from Exhibit 99.3 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.2
Purchase Warrant, issued on July 21, 2009 (incorporated herein by reference from Exhibit 99.4 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.3
Amended and Restated 8.75% Convertible Debenture Due December 31, 2010, issued on September 26, 2008 and amended and restated on March 31, 2009 (incorporated herein by reference from Exhibit 99.5 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.4
First Amendment to the 8.75% Convertible Debenture, dated July 22, 2009 (incorporated herein by reference from Exhibit 99.6 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.5	Second Amendment to the 8.75% Convertible Debenture, dated January 25, 2011.
99.6
Financial Advisor and Consulting Agreement for Axion International Holdings, dated February 1, 2010, by and between Harborview Capital Management, LLC and Axion International Holdings, Inc. (incorporated herein by reference from Exhibit 99.7 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

99.7	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.8 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).